WALGREEN CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended		Fiscal Year Ended
	2/29/2012	2/28/2011	8/31/2011
Income before income taxes	$1,971	$2,110	$4,294
Add:
Fixed charges	614	582	1,212
Amortization of capitalized interest	3	-	5
Less: Capitalized interest	(5)	(5)	(10)
Earnings as defined	$2,583	$2,687	$5,501

Interest expense, net of capitalized interest	$34	$38	$77
Capitalized interest	5	5	10
Portions of rentals representative of the interest factor	575	539	1,125
Fixed charges as defined	$614	$582	$1,212

Ratio of earnings to fixed charges	4.21	4.62	4.54